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16006182

SEC Mail Processing Section
MAR 15 2016
Washington DC 409

SECURI
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
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SEC FILE NUMBER
8-67759

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AlphaSource Capital Securities LLC aKB

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

32 East 57th Street, 12th Floor
(No. and Street)

New York (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Edward Richardson, Jr., CPA
(Name – *if individual, state last, first, middle name*)

15565 Northland Dr. Suite 508 (Address) West Southfield (City) MI (State) 48975 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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OATH OR AFFIRMATION

I, _____Noelle-Claire LeCann_____________________________, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

_________________AlphaSource Capital Securities LLC____, as of

_____December 31_________________________________, 2015_____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_______N/A____

____

____

Signature

Title

CATHAN S MPSON
Notary Public, State of New York
No. 01S16033425
Qualified in New York County
Commission Expires 11/15/2017

Notary Public

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of Changes in Financial Condition.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
(f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
(i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
(k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Edward Richardson Jr., CPA
15565 Northland Dr W Ste 508
Southfield, MI 48075
248-559-4514

Independent Auditor's Report

Board of Directors
Alpha Source Capital Securities
32 East 57th Street
New York, NY 10022

Report on the Financial Statements

I have audited the accompanying statement of financial condition of Alpha Source Capital Securities as of December 31, 2015 and the related statements of income, changes in stockholder's equity, changes in liabilities to claims of general creditors, and cash flows for the year ended. These financial statements are the responsibility of Alpha Source Capital Securities management. My responsibility is to express an opinion on these financial statements based on my audit.

Auditor's Responsibility

I conducted this audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

Opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Alpha Source Capital Securities as of December 31, 2015, and results of its operations and its cash flows to the year then ended in conformity with accounting principles generally accepted in the United States.

Other Matters

The Supplemental Information has been subjected to audit procedures performed with audit of Alpha Source Capital Securities financial statements. Supplemental Information is the responsibility of Alpha Source Capital Securities's management. My audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming my opinion on the Supplemental Information, I evaluated whether the Net Capital Computation, including its form and content is presented in conformity 17 C.F.R. # 240 17a-5. In my opinion, the Net Capital Computation is fairly stated, in all material respects, in relation to the financial statements as a whole.

Edward Richardson Jr CPA

Edward Richardson Jr., CPA
Southfield, MI. 48075
March 14, 2016

AlphaSource Capital Securities LLC

Financial Statements

Statement of Financial Condition

As of and for the Year-Ended 12/31/2015

		Total	
ASSETS			
Current Assets			
Bank Accounts			
Chase Checking- 0761		17,392.36	
Chase Savings-3501		45,887.42	
Total Bank Accounts	$		63,279.78
Accounts Receivable			
Accounts Receivable (A/R)		273,473.31	
Total Accounts Receivable	$		273,473.31
Other current assets			
Prepaid Expenses			
Due From Proseeder		2,500.00	
FINRA CRD		4,057.00	
Total Prepaid Expenses	$		6,557.00
Total Other current assets	$		6,557.00
Total Current Assets	$		343,310.09
TOTAL ASSETS	$		343,310.09
LIABILITIES AND EQUITY			
Liabilities			
Current Liabilities			
Accounts Payable			
Accounts Payable (A/P)		206,696.74	
Total Accounts Payable	$		206,696.74
Credit Cards			
Credit Card		808.77	
Total Credit Cards	$		808.77
Other Current Liabilities			
Accrued Expense		5,840.00	
FINRA CRD		396.00	
SIPC		620.00	
Total Accrued Expense	$		6,856.00
Total Other Current Liabilities	$		6,856.00
Total Current Liabilities	$		214,361.51
Total Liabilities	$		214,361.51
Equity			
Opening Balance Equity		27,521.50	
Retained Earnings		44,712.09	
Partner Distributions		-277,400.00	
Net Income		334,114.99	
Total Equity	$		128,948.58
TOTAL LIABILITIES AND EQUITY	$		343,310.09

The accompanying notes are an integral part of these financial statements.

AlphaSource Capital Securities LLC
Financial Statements
Statement of Operations
As of and for the Year-Ended 12/31/2015

		Total	
Income			
Commissions - Unlist.		293,696.06	
Service - Retainer Fee		301,374.01	
Billable Expense Income		700.00	
Reimbursable income		15,499.23	
Sales		3,461,858.92	
Total Income	$		**4,073,128.22**
Gross Profit	$		**4,073,128.22**
Expenses			
Advertising		97.98	
Bank Charges		470.29	
Commissions & fees		1,580,550.21	
Commissions - unlisted		1,844,519.12	
Insurance		423.00	
Legal & Professional Fees		9,988.93	
Meals and Entertainment		5,017.48	
Office Expenses		4,780.79	
Other General and Admin Expenses		1,965.98	
Other Miscellaneous Service Cost		5,000.00	
Phone & communications		5,851.67	
Regulatory Fees		19,135.51	
Rent or Lease		18,000.00	
Rep meals		8,290.21	
Retainer Fees		139,605.44	
Technology		6,135.06	
Travel		21,576.75	
Local Travel		1,066.31	
Charitable Donations		3,840.00	
Cost of Labor		62,739.34	
Total Expenses	$		**3,739,054.07**
Net Operating Income	$		**334,074.15**
Other Income			
Interest Earned		40.84	
Total Other Income	$		**40.84**
Other Expenses			
Miscellaneous		0.00	
Total Other Expenses	$		**0.00**
Net Other Income	$		**40.84**
Net Income	$		**334,114.99**

The accompanying notes are an integral part of these financial statements.

AlphaSource Capital Securities LLC

Financial Statements

Statement of Cash Flows

As of and for the Year-Ended 12/31/2015

		Total	
OPERATING ACTIVITIES			
Net Income		334,114.99	
Adjustments to reconcile Net Income to Net Cash provided by operations:			
Accounts Receivable (A/R)		-208,234.35	
Prepaid Expenses:Due From Proseeder		-2,500.00	
Prepaid Expenses:FINRA CRD		-4,057.00	
Accounts Payable (A/P)		141,187.14	
Credit Card		808.77	
Accrued Expense		5,840.00	
Accrued Expense:FINRA CRD		396.00	
Accrued Expense:SIPC		620.00	
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-$**		**65,939.44**
Net cash provided by operating activities	**$**		**268,175.55**
INVESTING ACTIVITIES			
Other fixed assets		0.00	
Net cash provided by investing activities	**$**		**0.00**
FINANCING ACTIVITIES			
Partner Distributions		-243,100.00	
Net cash provided by financing activities	**-$**		**243,100.00**
Net cash increase for period	**$**		**25,075.55**
Cash at beginning of period		38,204.23	
Cash at end of period	**$**		**63,279.78**

The accompanying notes are an integral part of these financial statements.

AlphaSource Capital Securities LLC

Financial Statements

Statement of Changes in Ownership Equity

As of and for the Year-Ended 12/31/2015

Beginning Balance - January 1, 2015	37,934.00
Net income 2015	334,114.99
Member Distribution 2015	-243,100.00
Ending Balance - December 31, 2015	128,948.99

The accompanying notes are an integral part of these financial statements.

AlphaSource Capital Securities LLC
Financial Statements
Statement of Changes in Subordinated Liabilities
As of and for the Year-Ended 12/31/2015

N/A

The accompanying notes are an integral part of these financial statements.

AlphaSource Capital Securities LLC
Notes to Financial Statements
As of and for the Year-Ended 12/31/2015

NOTE A -SUMMARY OF ACCOUNTING POLICIES

Accounting principles followed by Alpha Source Capital Securities (the Company) and the methods of applying those principles which materially affect the determination of financial position, results of operation and cash flows are summarized below:

Organization

The Company was incorporated in the State of New York effective April 18, 2007. The Company has adopted a calendar end.

Description of Business

The Company, located in New York, NY, is a broker and dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of FINRA. The Company operates under SEC Rule 15c3-3(k)(2)(i), which provides an exemption because of "Special Account for the Exclusive Benefit of customers."

Basis of Accounting

The financial statements of the Corporation have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities.

Cash and Cash Equivalents

The Company considers as cash all short-term investments with an original maturity of three months or less to be cash equivalents.

Accounts Receivable - Recognition of Bad Debt

The Corporation considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

Revenue Recognition

Commission revenues are recorded by the Company when the service is rendered.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents. All of the Company's cash and cash equivalents are held at high credit quality financial institutions.

Fair Value of Financial Instruments

Financial instruments that are subject to fair value disclosure requirements are carried in the financial statements at amount that approximate fair value and include cash and cash equivalents. Fair values are based on quoted market prices and assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates reflecting varying degrees of perceived risk.

Comprehensive Income

Statement of Financial Accounting Standards (SFAS) No. 130, Reporting Comprehensive Income, establishes requirements for disclosure of Comprehensive Income that includes certain items previously not included in the statement of income, including unrealized gains and losses on available-for-sales securities and foreign currency translation adjustment among others.

During the year ended December 31, 2015, the Company did not have any components of Comprehensive Income to report.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentrations

Revenue concentrations exist because it receives referral fees from securities transaction on account introduced to another broker dealer.

Income Taxes

The company was formed as a limited liability company and elected to be treated as a sole proprietorship for federal income tax purposes. Therefore, no provision, liability or benefit for federal or state income taxes has been included in the accompanying financial statements.

NOTE B- POSSESSION OR CONTROL REQUIREMENTS

The Company does not have any possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exceptive provisions of SEC Rule 15c-3-3(k)(i).

NOTE C -NET CAPITAL REQUIREMENT

Statement of Exemption of Reserve Requirement

The Company is subject to the Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum Net Capital. The Company has elected to use the basic computation method, as is permitted by the rule, which requires that the Company maintains minimum Net Capital pursuant to a fixed dollar amount or 6-2/3% percent of total aggregate indebtedness, as defined, whichever is greater, and does not therefore calculate it's net capital requirement under the alternative reserve requirement method.

NOTE D -COMMITMENTS AND CONTINGENCIES

AlphaSource Capital Securities does not have and never had any commitments, guarantees, or contingencies (arbitrations, lawsuits, claims, etc.) that may result in a loss or future obligation or that may be asserted against the firm at a future date.

NOTE E -RENT

In 2003, the Company is a party to an expense sharing agreement with an affiliate. Under the terms of this agreement, the affiliate pays rent and other charges related for the premises and certain other expenses. The affiliate charged the Company $18,000.00 for rent during the year.

NOTE F -RELATED PARTY TRANSACTION

The Company has entered into an expense sharing with an affiliate. The amount charge to the company this year was $18,000.00.

NOTE G - SUBSEQUENT EVENT

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through March 14, 2016, which is the date the financial statement were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

AlphaSource Capital Securities LLC
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934

As of and for the Year-Ended 12/31/2015

Statement Related to Uniform Net Capital Rule

The Company is a member of the FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500% (15 to 1), or, during its first year of operations, 800% (8:1). Net capital and the related net capital ratio may fluctuate on a daily basis. At 12/31/2015, the Company had net capital of [$102,586] which was [$88,247] in excess of its required net capital of [$14,339]. The Company's net capital ratio was [209.66%]. The Company has elected to use the basic computation method, as is permitted by the rule, which requires that the Company maintain minimum Net Capital pursuant to a fixed dollar amount or 6-2/3% percent of total aggregate indebtedness, as defined, whichever is greater, and does not, therefore, calculate its net capital requirement under the alternative reserve requirement method.

Statement Related to Exemptive Provision (Possession and Control)

The Company does not have possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEA Rule [15c3-3(k)(2)(ii)]; All customer transactions cleared through another broker-dealer on a fully disclosed basis.

Statement Related to Material Inadequacies

This audit did not disclose any material inadequacies since the previous audit of the financial statements contained within the audit report of the Computation of Minimum Net Capital Requirement as reported in the Supplemental Schedules contained within the audit report or the filed Financial and Operational Combined Uniform Single Report filed pursuant to SEA Rule 15c3-1. The firm is exempt from 15c3-3; it does not maintain customer funds or securities and therefore does not maintain customer funds to segregate nor does it maintain separate accounts for customers.

AlphaSource Capital Securities LLC
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended 12/31/2015

Auditors Review of Exemption Report Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)

Supplementary

Pursuant to rule 17a-5 of the

Securities and Exchange Act of 1934

As of and for the Year Ended December 31, 2015

AlphaSource Capital Securities LLC
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended 12/31/2015

Exemption Report Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)

Computation of Net Capital

Total Stockholder's equity:		$	128,949.00
Nonallowable assets:			
Other Assets	7,665.00		
Accounts receivable – other	25,218.00		(32,883.00)
Other Charges			
Haircuts	0.00		
Undue Concentration	0.00		(0.00)
Net allowable capital		$	96,066.00

Computation of Basic Net Capital Requirement

Minimum net capital required as a percentage of aggregate indebtedness	$	14,256.52
Minimum dollar net capital requirement of reporting broker or dealer	$	5,000.00
Net capital requirement	$	5,000.00
Excess net capital	$	91,066.00

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$	214,362.00
Percentage of aggregate indebtedness to net capital		218.56%

Reconciliation of the Computation of Net Capital Under Rule 15c3-1

Computation of Net Capital reported on FOCUS IIA as of December 31, 2015	$	102,586.00
Adjustments:		
Change in Equity (Adjustments)		0.00
Change in Non-Allowable Assets		(6,520.00)
Change in Haircuts		(0.00)
Change in Undue Concentration		0.00
NCC per Audit		96,066.00
Reconciled Difference	$	(0.00)

AlphaSource Capital Securities
Supplemental Schedules Required by Rule 17a-5
As of and for the year ended December 31, 2015

Exemptive Provisions Rule 15c3-3

The Company is exempt from Rule 15c3-3 pursuant to (k)(2)(1).

Statement of Changes in Liabilities Subordinated to the Claims of General Creditors

Balance of such claims at January 1, 2015	$ -
Additions	-
Reductions	-
Balance of such claims at December 31, 2015	$ -

REPORT ON BROKER DEALER EXEMPTION

For the year ended December 31, 2015

Edward Richardson, Jr., CPA
15565 Northland Suite 508 West
Southfield, MI. 48075

March 14, 2016

Board of Directors
AlphaSource Capital Securities LLC
32 East 57th Street
12th Floor
New York, NY 10504

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

I have reviewed management's statements, included in the accompanying Representation Letter of Exemptions, in which (1) AlphaSource Capital Securities identified the following provisions of 17 C.F.R. § 15c3-3(k) under which AlphaSource Capital Securities claimed an exemption from 17 C.F.R. § 15c3-3(k)(2)(i), and (2) AlphaSource Capital Securities stated that AlphaSource Capital Securities met the identified exemption provisions throughout the most recent fiscal year without exception. AlphaSource Capital Securities' management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about AlphaSource Capital Securities' compliance with the exemption provisions. A review is substantially less in scope that an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I'm not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Edward Richardson Jr CPA

Edward Richardson, Jr., CPA

REPORT ON SIPC ASSESSMENT RECONCILIATION

For the year ended December 31, 2015

Edward Richardson Jr., CPA
15565 Northland Drive
Suite 508 West
Southfield, MI 48075

To the Members of
AlphaSource Capital Securities
32 East 57th Street
12th Floor
New York, NY 10504

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS

In accordance with Rule 17a-5©(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the period January 1, 2015 to December 31, 2015, which were agreed to by AlphaSource Capital Securities and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and the SIPC, solely to assist you and other specified parties in evaluating AlphaSource Capital Securities's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7). AlphaSource Capital Securities' management is responsible for AlphaSource Capital Securities compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures were performed and our findings are as follows:

1. Compared the listed assessment payments represented on Form SIPC-7 with the respective cash disbursements record entries, including check amount of $1,004.17.

2. Compared audited Total Revenue for the period of January 01, 2015 through the December 31, 20145 (fiscal year-end) with the amounts reported on Form SIPC-7 for the same period noting no reportable reconciliation differences.

3. Compared any adjustments reported Form SIPC-7 with supporting schedules and work papers, to the extent such exists, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected on Form SIPC-7 noting no differences.

5. If applicable, compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed. According to our findings, AlphaSource Capital Securities had no reportable differences.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Edward Richardson Jr CPA

March 14, 2016

ALPHASOURCE
Capital Securities LLC

March 14, 2016

Edward Richardson, Jr. CPA
15565 Northland Drive
Suite 508 West
Southfield, MI 48075

RE: Exemption Statement Rule 15c3-3 (k) (2) (i) for FYE December 31, 2015

Dear Mr. Richardson Jr:

Please be advised that AlphaSource Capital Securities has complied with Exemption Rule 15c3-3 (k) (2) (i), for the period of January 1, 2015 through December 31, 2015. AlphaSource Capital Securities did not hold customer securities or funds at any time during this period and does private placement business on a limited basis. AlphaSource Capital Securities' past business has been of similar nature and has complied with this exemption since its inception in 2008.

Noelle LeCann, the president of Alpha Source Capital Securities has made available to Edward Richardson Jr., CPA all records and information including all communications from regulatory agencies received through the date of this review December 31, 2015.

Noelle LeCann has been responsible for compliance with the exemption provision throughout the fiscal year. Also, there were not any know events or other factors that might have affected Alpha Source Capital Securities' compliance with this exemption.

If you would like additional information or have any questions, feel free to call me directly at (212) 308-4500.

Very truly yours,

Noelle LeCann
President
AlphaSource Capital Securities

AlphaSource Capital Securities LLC

Financial Statements and Supplemental Schedules Required by the U.S. Securities and Exchange Commission

Including Independent Auditor's Report Thereon

For the Year-Ended 12/31/2015

Contents